DANIELS CORPORATE ADVISORY COMPANY, INC.

Parker Towers, 104-60, Queens Boulevard 12th Floor Forest
Hills, New York 11375 Telephone (347) 242-3148

January 31, 2013

Via EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7010

Re: Application for Withdrawal of Post-Effective Registration Statement on Form S-1 filed on January 24, 2013, Commission File No. 333-169128

Gentlemen:

Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, Daniels Corporate Advisory Company, Inc. (the “Registrant”) hereby requests the withdrawal of its Post-Effective Registration Statement on Form S-1 filed on January 24, 2013, Commission File No. 333-169128 (the “Post-Effective Registration Statement”). The Registrant is making this application, inasmuch as it received notice from the Securities and Exchange Commission on January 30, 2013, that the Commission’s preliminary review of the Post-Effective Registration Statement indicates that the Post-Effective Registration Statement was incorrectly filed as a registration statement rather than as a Post-Effective Registration Statement. We intend to promptly refile the Post-Effective Registration Statement in the proper format.

Accordingly, we hereby respectfully request that a written order consenting to the withdrawal of the Post-Effective Registration Statement be issued by the Commission as soon as possible. We also request in accordance with Rule 457(p) under the Securities Act that all fees paid by us to the Commission in connection with the filing of the Post-Effective Registration Statement be credited to our account for future use by Daniels Corporate Advisory Company, Inc. Please fax and email a copy of the written order to us, attention Mr. Arthur D. Viola at (347) 242-3148 and email Onewallstreetn@aol.com, and to the attention of our counsel, Norman T. Reynolds, Esq. of the Norman T. Reynolds Law Firm at (713) 456-2509 and email nreynolds@ntrlawfirm.com.

If you have any questions with respect to this matter, please call Mr. Reynolds at (713) 503-9411. Thank you for your assistance in this matter.

Very truly yours,

Arthur D. Viola,

Chief Executive Officer